Via Edgar and Courier

September 23, 2010	Martin H. Neidell Direct Dial 212-806-5836 Direct Fax 212-806-7836 mneidell@stroock.com

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention: Jerard T. Gibson, Esq.

Re:	Cedar Shopping Centers, Inc.
Registration Statement on Form S-3
Filed August 25, 2010
File No. 333-169035

Dear Mr. Gibson:

We are writing on behalf of Cedar Shopping Centers, Inc. (the “Company”) in response to the Staff’s comment letter dated September 15, 2010 related to the above-referenced Form S-3 registration statement.  Concurrently with the submission of this response to the comment letter, we are filing on behalf of the Company Amendment No. 1 to the Form S-3, together with an appropriate request for acceleration of the effectiveness of the registration statement.

A courtesy copy of Amendment No. 1 which is being filed on the date hereof, together with the acceleration request, is being sent to you by courier service to assist in your review.  Amendment No. 1 has been marked to reflect all changes from the initial filing.

Set forth below are the Staff’s numbered comments and the Company’s responses.

General

Comment:	1.
As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review.  Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K.  In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Response:
This is to confirm that the Company will amend the registration statement, as appropriate, to reflect the Company’s responses to the Staff’s comments on the Form 10-K.  Please note that as the result of the Company’s responses to the Staff’s comments no amendments to the Form 10-K will be required, with all responses to be addressed in future filings.  In addition, we believe that all comments raised on the Form 10-K have been resolved as reflected in the Company’s response letter dated September 13, 2010 in which the Company agreed to comply with the remaining two requests made by the Staff.

Comment:	2.
Please include a description of the tax consequences associated with your REIT status and file a tax opinion as an exhibit to the registration statement or advise us why such revision and filing is not required.  It appears that the tax consequences would be material to investors.  Refer to Item 601(b)(8) of Regulation S-K.

Response:		A tax consequences section has been added and a tax opinion has been filed as an exhibit to the registration statement.

Incorporation of Certain Documents by Reference

Comment:	3.
Refer to the third sentence under this heading.  We note that you did not properly incorporate future filings prior to the effective date of your registration statement.  See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:
In compliance with Question 123.05 under “Compliance and Disclosure Interpretations, Securities Act Forms,” the Company has specifically incorporated by reference any reports filed after the filing of the initial registration statement and prior to effectiveness.

Part II – Information Not Required in Prospectus

Item 17.  Undertakings

Comment:	4.	Please revise your registration statement to include the undertakings required by Items 512(a)(5) of Regulation S-K.

Response:		The undertakings required by Item 512(a)(5) of Regulation S-K have been included.

We believe the Company has addressed all the Staff’s comments and in accordance with your letter of September 15, 2010 have filed by Edgar a request for acceleration of the effectiveness of the registration statement.  We have provided that this registration statement be declared effective one week after the filing of this request in order to give the Commission’s Staff adequate time to review the filing.

If, after review, you have any questions or further thoughts, please do not hesitate to call me at 212-806-5836.  Your continued cooperation in this matter is most appreciated.

Very truly yours,

Martin H. Neidell
MHN:fc